UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Blackstone Mortgage Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	94-6181186
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

345 Park Avenue, 10th Floor

New York, New York 10154

(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered
Class A Common Stock, par value $0.01 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which the form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: Not applicable

Explanatory Note:

This Amendment hereby amends the registration statement on Form 8-A filed with the Securities and Exchange Commission on February 25, 1986 by California Real Estate Investment Trust, a California real estate trust and a predecessor entity to Capital Trust, Inc., a Maryland corporation (the “Registrant”) as described in the Registrant’s Current Report on Form 8-K dated January 28, 1999. This Amendment is being filed to restate the description of Registrant’s class A common stock and to reflect (1) a reverse stock split of the Registrant’s class A common stock at a ratio of 1-for-10 and (2) the change of the Registrant’s name to Blackstone Mortgage Trust, Inc., each of which were effective as of the close of business on May 6, 2013. The class A common stock is listed on the NYSE, and effective as of the close of business on May 6, 2013, its symbol was changed from “CT” to “BXMT”.

Item 1. Description of Registrant’s Securities to be Registered

The securities registered hereby are shares of class A common stock, par value $0.01 per share, of the Registrant. The following is a summary of the terms of the Registrant’s class A common stock, specific provisions of the Maryland General Corporation Law and provisions of the Registrant’s charter and bylaws containing the material terms of the Registrant’s class A common stock, which are qualified in their entirety by reference to the Maryland General Corporation Law, the Registrant’s charter and bylaws.

General

Under the Registrant’s charter, it may issue up to 200,000,000 shares of capital stock comprised of the following:

•	100,000,000 shares of class A common stock, par value $0.01 per share; and

•	100,000,000 shares of preferred stock, par value $0.01 per share.

Under Maryland law, the Registrant’s stockholders generally are not liable for its debts or obligations.

The Registrant’s charter authorizes the board of directors, without stockholder approval, to:

•	classify and reclassify any unissued shares of its class A common stock and preferred stock into other classes or series of stock; and

•	amend its charter to increase or decrease the aggregate number of shares of stock of any class or series that may be issued.

In addition, under Maryland law, the Registrant’s board of directors may authorize the amendment of its charter to effect a reverse stock split that results in a combination of shares of stock at a ratio of not more than ten shares of stock into one share of stock in any 12-month period. These actions may be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which the Registrant’s securities may be listed or traded.

Prior to the issuance of shares of each class or series of capital stock, the Registrant’s board of directors is required by Maryland law and by its charter to set, subject to the Registrant’s charter restrictions on ownership and transfers of the its stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Registrant’s board could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of the Registrant that might involve a premium price for holders of the Registrant’s class A common stock or otherwise be in the Registrant’s best interests.

Class A Common Stock

Holders of the Registrant’s class A common stock are entitled to receive dividends when authorized by its board of directors and declared by the Registrant out of assets legally available for the payment of dividends. They are also entitled to share ratably in the Registrant’s assets legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up, after payment of, or adequate provision for, all of its known debts and liabilities. These rights are subject to the preferential rights of any other class or series of the Registrant’s stock. All shares of class A common stock have equal dividend and liquidation rights.

Subject to law and the Registrant’s charter restrictions on ownership and transfer of its stock described below, each outstanding share of class A common stock is entitled to one vote on all matters submitted to a vote of the stockholders. There is no cumulative voting in the election of the Registrant’s directors and its directors are elected by a plurality of the votes cast, so the holders of a simple majority of the outstanding class A common stock, voting at a stockholders meeting at which a quorum is present, will have the power to elect all of the directors nominated for election at the meeting. Holders of the Registrant’s class A common stock generally have no exchange, sinking fund, redemption or appraisal rights, except the right to receive fair value in connection with certain control share acquisitions under Maryland law, and have no preemptive rights to subscribe for any of its securities. Because holders of class A common stock do not have preemptive rights, the Registrant may issue additional shares of stock that may reduce each stockholder’s proportionate voting and financial interest in the Registrant. Rights to receive dividends on the Registrant’s class A common stock may be restricted by the terms of any future classified and issued shares of its stock.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The Registrant’s charter provides for approval of these matters by a majority of all votes entitled to be cast on the matter.

Preferred Stock Purchase Rights

Each outstanding share of class A common stock trades with a preferred stock purchase right (a “Right”). The description and terms of the Rights are set forth in a Tax Benefit Preservation Rights Agreement, dated March 3, 2011 (the “Rights Agreement”), as the same may be amended from time to time, between the Registrant and American Stock Transfer & Trust Company, LLC, as Rights Agent, which was adopted to protect the Registrant’s ability to carry forward its net operating losses and certain other tax attributes. For a description of the terms of the Rights and the Rights Agreement, see the Registrant’s Current Report on Form 8-K dated March 3, 2011.

Certain Provisions of the Registrant’s Charter and Bylaws

REIT Qualification Restrictions on Ownership and Transfer

The Registrant’s charter contains restrictions on the number of shares of its stock that a person may own. No individual (including certain entities treated as individuals for this purpose) may acquire or hold, directly or indirectly through application of constructive ownership rules, in excess of 9.9% in value or number, whichever is more restrictive, of the Registrant’s outstanding stock or outstanding class A common stock unless they receive an exemption from the Registrant’s board of directors.

Subject to certain limitations, the Registrant’s board of directors, in its sole discretion, may exempt a person from, or modify, these limits, subject to such terms, conditions, representations and undertakings as it may determine. The Registrant’s charter provides for, and its board of directors has granted, limited exemptions to certain persons who directly or indirectly own its stock, including directors, officers and stockholders controlled by them or trusts for the benefit of their families.

The Registrant’s charter further prohibits any person from beneficially or constructively owning shares of its stock that would result in the Registrant being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT and any person from transferring shares of its stock if the transfer would result in its stock being owned by fewer than 100 persons. Any person who acquires or intends to acquire shares of the Registrant’s stock that may violate any of these restrictions, or who is the intended transferee of shares of its stock which are transferred to the trust, as described below, is required to give us immediate written notice, or in the case of a proposed or attempted transaction, give at least 15 days prior written notice, and provide the Registrant with such information as we may request in order to determine the effect of the transfer on the Registrant’s status as a REIT. The above restrictions will not apply if the Registrant’s board of directors determines that it is no longer in its best interests to continue to qualify as a REIT or that compliance with such restrictions is no longer required for it to qualify as a REIT.

Any attempted transfer of the Registrant’s stock which, if effective, would result in violation of the above limitations, except for a transfer which results in shares being owned by fewer than 100 persons, in which case such transfer will be void and of no force and effect and the intended transferee shall acquire no rights in such shares, will cause the number of shares causing the violation, rounded to the nearest whole share, to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by the Registrant and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day, as defined in the Registrant’s charter, prior to the date of the transfer. Shares of the Registrant’s stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiaries. Any dividend or other distribution paid prior to the Registrant’s discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiaries. Subject to Maryland law, the trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to the Registrant’s discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiaries. However, if the Registrant has already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from the Registrant that shares of its stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiaries as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust, such as a gift, devise or other similar transaction, the market price, as defined in the Registrant’s charter, of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable per share to the proposed transferee will be paid immediately to the charitable beneficiaries. If, prior to the Registrant’s discovery that shares of its stock have been transferred to the trust, the shares are sold by the proposed transferee, then the shares shall be deemed to have been sold on behalf of the trust and, to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of the Registrant’s stock held in the trust will be deemed to have been offered for sale to it, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust, or, in the case of a devise or gift, the market price at the time of the devise or gift and (ii) the market price on the date it, or its designee, accept the offer. The Registrant will have the right to accept the offer until the trustee has sold the shares. Upon a sale to the Registrant, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

If the transfer to the trust as described above is not automatically effective for any reason to prevent violation of the above limitations or the Registrant failing to qualify as a REIT, then the transfer of the number of shares that otherwise cause any person to violate the above limitations will be void and the intended transferee shall require no rights in such shares.

All certificates, if any, representing shares of the Registrant’s stock issued in the future will bear a legend referring to the restrictions described above.

Every owner of more than such percentage as may from time to time be established by the Registrant’s board of directors, or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder, of its stock, within 30 days after the end of each taxable year, is required to give the Registrant written notice, stating his name and address, the number of shares of each class and series of its stock which he or she beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide the Registrant with such additional information as it requests in order to determine the effect, if any, of its beneficial ownership on the Registrant’s status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall, upon demand, be required to provide the Registrant with such information as the Registrant may request in good faith in order to determine the Registrant’s status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a receipt of a premium price for the class A common stock or otherwise be in the best interest of the stockholders.

Advance Notice of Director Nominations and New Business

The Registrant’s bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only:

•	pursuant to the Registrant’s notice of the meeting;

•	by or at the direction of the Registrant’s board of directors; or

•

by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws.

With respect to special meetings of stockholders, only the business specified in the Registrant’s notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may only be made:

•	pursuant to the Registrant’s notice of the meeting;

•	by or at the direction of the Registrant’s board of directors; or

•

provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is a stockholder of record both at the time of giving of notice and at the time of the special meeting and who is entitled to vote at the meeting and has complied with the advance notice provisions of the bylaws.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty which is established by a final judgment and which is material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The Registrant’s charter authorizes it, to the maximum extent permitted by Maryland law, to obligate it to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate it, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s charter and bylaws also permit it to indemnify and advance expenses to any individual who served a predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made or threatened to be made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Corporate Opportunities

The Registrant’s charter includes a provision that, among other things, subject to certain exceptions, none of The Blackstone Group L.P. or its affiliates, the Registrant’s directors or any person that any of its directors control shall have any duty to refrain from engaging, directly or indirectly, in any business opportunities, including any business opportunities in the same or similar business activities or lines of business in which the Registrant or any of its affiliates may from time to time be engaged or propose to engage, or from competing with it.

Item 2. Exhibits

Exhibit No.	Description

3.1.a	Articles of Amendment and Restatement (filed as Exhibit 3.1.a to Blackstone Mortgage Trust, Inc.’s Current Report on Form 8-K (File No. 1-14788) filed on April 2, 2003 and incorporated herein by reference)

3.1.b	Certificate of Notice (filed as Exhibit 3.1 to Blackstone Mortgage Trust, Inc.’s Current Report on Form 8-K (File No. 1-14788) filed on February 27, 2007 and incorporated herein by reference)

3.1.c	Articles Supplementary for Series A Junior Participating Preferred Stock (filed as Exhibit 3.1 to Blackstone Mortgage Trust, Inc.’s Current Report on Form 8-K (File No. 1-14788) filed on March 3, 2011 and incorporated herein by reference)

3.1.d	Articles of Amendment (filed as Exhibit 3.1 to Blackstone Mortgage Trust, Inc.’s Current Report on Form 8-K (File No. 1-14788) filed on December 21, 2012 and incorporated herein by reference)

3.1.e	Articles of Amendment (filed herewith)

3.2	Third Amended and Restated Bylaws of Blackstone Mortgage Trust, Inc. (filed as Exhibit 3.2 to Blackstone Mortgage Trust, Inc.’s Current Report on Form 8-K (File No. 1-14788) filed on December 21, 2012 and incorporated herein by reference)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKSTONE MORTGAGE TRUST, INC.

Date: May 6, 2013	By:	/s/ Geoffrey G. Jervis
	Name:	Geoffrey G. Jervis
	Title:	Chief Financial Officer